September 11, 2025

Michael J. Brown
Chief Executive Officer
Euronet Worldwide, Inc.
11400 Tomahawk Creek Parkway, Suite 300
Leawood, Kansas 66211

       Re: Euronet Worldwide, Inc.
           Registration Statement on Form S-4
           Filed September 5, 2025
           File No. 333-290057
Dear Michael J. Brown:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya Aldave at 202-551-3601 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Scott Gootee, Esq.